Exhibit 99.1

Merus Labs Appoints Two New Senior Executives

TORONTO, June 30, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce two key additions to its executive leadership team effective July 1, 2016.

Dr. Michael Bumby is appointed Chief Financial Officer (CFO) succeeding Mr. Andrew Patient who has decided to leave the Company to pursue other opportunities. Mr. Patient will remain with Merus Labs for a period of time to ensure a smooth transition. Dr. Bumby was most recently the CFO of Acerus Pharmaceuticals Inc.  Dr. Bumby had a diverse 14 year career at Eli Lilly, including Corporate Finance & Investment Banking at Lilly's global headquarters in Indianapolis leading international business development activities for early and late stage assets, and regional CFO for Lilly's Czech and Slovak subsidiaries based in Prague. He holds a Doctor of Veterinary Medicine from the University of Guelph and an MBA from the University of Toronto.

To further strengthen our executive leadership team, the Company is also pleased to appoint Mr. Frank Fokkinga as Vice President, Global Regulatory Affairs, Quality and Compliance. Based in Zurich, Switzerland, Mr. Fokkinga has over 30 years of pharmaceutical experience in regulatory affairs, global market research, business development and market access. Mr. Fokkinga has a proven history of success with gaining product approval and market access across Europe in a variety of therapeutic categories. Mr. Fokkinga previously served as Vice President, International Regulatory Affairs at Takeda Pharmaceuticals. He also progressed a variety of leadership roles at Genzyme (now part of Sanofi) and Organon (now part of Merck).

"The Board of Directors and I are delighted to welcome Dr. Bumby and Mr. Fokkinga to the Merus Labs executive leadership team," said Barry Fishman, Chief Executive Officer. "Their enthusiasm, entrepreneurial spirit and expertise is expected to accelerate the execution of our growth strategy." Mr. Fishman added, "I would also like to take this opportunity to thank Mr. Patient for his important role in the Company's growth and his contributions over the years."

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations. Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:00e 30-JUN-16